Exhibit 99.1

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

June 30, 2024

REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

To the Shareholders and Management of

StoneCo Ltd.

Introduction

We have reviewed the accompanying interim consolidated statement of financial position of StoneCo Ltd. (the “Company”) as of June 30, 2024 and the related interim consolidated statements of profit or loss and of other comprehensive income for the three and six-months periods then ended, and of changes in equity and cash flows for the six-months period then ended and explanatory notes

Management is responsible for the preparation and fair presentation of this interim condensed consolidated financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity.

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statement does not give a true and fair view of the financial position of the entity as at June 30, 2024, and of its financial performance and its cash flows for the three and six-months periods then ended in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

São Paulo, August 13, 2024

ERNST & YOUNG

Auditores Independentes S/S Ltda.

	Notes	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	4	4,743,236	2,176,416
Short-term investments	5.1	106,575	3,481,496
Financial assets from banking solutions	5.5	6,967,814	6,397,898
Accounts receivable from card issuers	5.2.1	27,471,965	23,895,512
Trade accounts receivable	5.3.1	438,289	459,947
Loans operations portfolio	5.4	474,243	209,957
Recoverable taxes	7	182,707	146,339
Derivative financial instruments	5.7	71,275	4,182
Other assets	6	390,493	380,854
		40,846,597	37,152,601
Non-current assets
Long-term investments	5.1	32,410	45,702
Accounts receivable from card issuers	5.2.1	84,273	81,597
Trade accounts receivable	5.3.1	21,967	28,533
Loans operations portfolio	5.4	112,550	40,790
Receivables from related parties	11.1	714	2,512
Deferred tax assets	8.2	755,589	664,492
Other assets	6	133,274	137,508
Investment in associates		79,177	83,010
Property and equipment	9.1	1,728,204	1,661,897
Intangible assets	10.1	8,904,988	8,794,919
		11,853,146	11,540,960

Total assets		52,699,743	48,693,561

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

	Notes	June 30, 2024	December 31, 2023
Liabilities and equity
Current liabilities
Retail deposits	5.6.1	6,471,970	6,119,455
Accounts payable to clients	5.2.2	18,472,870	19,163,672
Trade accounts payable		525,684	513,877
Institutional deposits and marketable debt securities	5.6.1	1,443,932	475,319
Other debt instruments	5.6.1	1,594,018	1,404,678
Labor and social security liabilities		504,016	515,749
Taxes payable		676,278	514,299
Derivative financial instruments	5.7	112,226	316,171
Other liabilities		247,205	119,526
		30,048,199	29,142,746
Non-current liabilities
Accounts payable to clients	5.2.2	39,987	35,455
Institutional deposits and marketable debt securities	5.6.1	3,857,986	3,495,759
Other debt instruments	5.6.1	2,370,710	143,456
Deferred tax liabilities	8.2	613,826	546,514
Provision for contingencies	12.1	233,201	208,866
Labor and social security liabilities		30,690	34,301
Other liabilities		286,345	410,504
		7,432,745	4,874,855

Total liabilities		37,480,944	34,017,601

Equity	13
Issued capital	13.1	76	76
Capital reserve	13.2	14,084,356	14,056,484
Treasury shares	13.3	(490,752)	(282,709)
Other comprehensive income (loss)	13.4	(468,014)	(320,449)
Retained earnings		2,037,957	1,168,862
Equity attributable to controlling shareholders		15,163,623	14,622,264
Non-controlling interests		55,176	53,696
Total equity		15,218,799	14,675,960

Total liabilities and equity		52,699,743	48,693,561

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of profit or loss

For the six and three months ended June 30, 2024 and 2023

(In thousands of Brazilian Reais, unless otherwise stated)

		Six months ended June 30,		Three months ended June 30,
	Notes	2024	2023	2024	2023

Net revenue from transaction activities and other services	15.1	1,557,341	1,573,125	807,511	840,069
Net revenue from subscription services and equipment rental	15.1	909,976	902,459	453,267	457,330
Financial income	15.1	3,567,776	2,837,639	1,826,662	1,462,595
Other financial income	15.1	255,691	353,216	118,434	194,789
Total revenue and income		6,290,784	5,666,439	3,205,874	2,954,783

Cost of services	16	(1,651,300)	(1,406,579)	(841,374)	(685,302)
Administrative expenses	16	(512,487)	(601,948)	(255,487)	(303,900)
Selling expenses	16	(1,054,605)	(801,819)	(524,930)	(411,891)
Financial expenses, net	17	(1,747,599)	(1,997,483)	(851,052)	(1,073,844)
Mark-to-market on equity securities designated at FVPL	16	—	30,574	—	—
Other income (expenses), net	16	(188,976)	(158,251)	(80,920)	(56,747)
		(5,154,967)	(4,935,506)	(2,553,763)	(2,531,684)

Gain (loss) on investment in associates		(113)	(1,848)	(424)	(826)
Profit before income taxes		1,135,704	729,085	651,687	422,273

Current income tax and social contribution	8.1	(257,229)	(117,753)	(151,377)	(74,199)
Deferred income tax and social contribution	8.1	(6,579)	(78,431)	(2,009)	(40,863)
Net income for the period		871,896	532,901	498,301	307,211

Net income attributable to:
Controlling shareholders		869,095	532,008	496,114	305,369
Non-controlling interests		2,801	893	2,187	1,842
		871,896	532,901	498,301	307,211

Earnings per share
Basic earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	R$ 2.82	R$ 1.70	R$ 1.61	R$ 0.98
Diluted earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	R$ 2.76	R$ 1.63	R$ 1.58	R$ 0.93

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of other comprehensive income

For the six and three months ended June 30, 2024 and 2023

(In thousands of Brazilian Reais)

		Six months ended June 30,		Three months ended June 30,
	Notes	2024	2023	2024	2023

Net income for the period		871,896	532,901	498,301	307,211
Other comprehensive income ("OCI")

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:

Changes in the fair value of accounts receivable from card issuers	19.1	(89,126)	139,846	(64,745)	48,084
Tax on changes in the fair value of accounts receivable from card issuers		30,364	(47,548)	22,074	(16,346)
Exchange differences on translation of foreign operations		1,505	(8,768)	1,820	(4,303)
Changes in the fair value of cash flow hedge	5.7.1	(130,783)	65,457	(88,284)	(40,524)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Net monetary position in hyperinflationary economies		2,376	920	1,479	62
Changes in the fair value of equity instruments designated at fair value	5.1	1,623	(1,141)	873	(748)
Gain on sale of equity instruments designated at fair value through other comprehensive income	5.1	35,647	—	35,647	—
Other comprehensive income for the period		(148,394)	148,766	(91,136)	(13,775)

Total comprehensive income for the period		723,502	681,667	407,165	293,436

Total comprehensive income attributable to:
Controlling shareholders		721,530	680,774	404,085	291,594
Non-controlling interests		1,972	893	3,080	1,842
Total comprehensive income for the period		723,502	681,667	407,165	293,436

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the six months ended June 30, 2024 and 2023

(In thousands of Brazilian Reais)

		Attributable to controlling shareholders
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Retained earnings	Total	Non-controlling interests	Total

Balance as of December 31, 2022		76	13,825,325	(445,062)	61,127	377,429	13,818,819	(69,085)	(432,701)	(423,203)	12,893,906	56,118	12,950,024
Net income for the period		—	—	—	—	—	—	—	—	532,008	532,008	893	532,901
Other comprehensive income for the period		—	—	—	—	—	—	—	148,766	—	148,766	—	148,766
Total comprehensive income		—	—	—	—	—	—	—	148,766	532,008	680,774	893	681,667
Share-based payments		—	—	—	—	136,991	136,991	—	—	—	136,991	(114)	136,877
Shares delivered under share-based payment arrangements		—	—	(47,591)	—	(4,873)	(52,464)	53,270	—	—	806	—	806
Equity transaction related to put options over non-controlling interest		—	—	—	—	(14,531)	(14,531)	—	—	—	(14,531)	1,007	(13,524)
Equity transaction with non-controlling interests		—	—	—	—	—	—	—	—	—	—	49	49
Dividends paid		—	—	—	—	—	—	—	—	—	—	(1,935)	(1,935)
Others		—	—	(22)	—	—	(22)	—	—	—	(22)	—	(22)
Balance as of June 30, 2023		76	13,825,325	(492,675)	61,127	495,016	13,888,793	(15,815)	(283,935)	108,805	13,697,924	56,018	13,753,942

Balance as of December 31, 2023		76	13,825,325	(518,504)	61,127	688,536	14,056,484	(282,709)	(320,449)	1,168,862	14,622,264	53,696	14,675,960
Net income for the period		—	—	—	—	—	—	—	—	869,095	869,095	2,801	871,896
Other comprehensive income for the period		—	—	—	—	—	—	—	(147,565)	—	(147,565)	(829)	(148,394)
Total comprehensive income		—	—	—	—	—	—	—	(147,565)	869,095	721,530	1,972	723,502
Repurchase of shares	13.3	—	—	—	—	—	—	(236,526)	—	—	(236,526)	—	(236,526)
Share-based payments		—	—	—	—	73,867	73,867	—	—	—	73,867	—	73,867
Shares delivered under share-based payment arrangements		—	—	(28,483)	—	—	(28,483)	28,483	—	—	—	—	—
Equity transaction related to put options over non-controlling interest		—	—	—	—	(17,512)	(17,512)	—	—	—	(17,512)	3,174	(14,338)
Dividends paid		—	—	—	—	—	—	—	—	—	—	(3,028)	(3,028)
Others		—	—	—	—	—	—	—	—	—	—	(638)	(638)
Balance as of June 30, 2024		76	13,825,325	(546,987)	61,127	744,891	14,084,356	(490,752)	(468,014)	2,037,957	15,163,623	55,176	15,218,799

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the six months ended June 30, 2024 and 2023

(In thousands of Brazilian Reais)

		Six months ended June 30,
	Notes	2024	2023
Operating activities
Net income for the period		871,896	532,901
Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	9.2	441,559	434,182
Deferred income tax and social contribution	8.1	6,579	78,431
Gain on investment in associates		113	1,848
Accrued interest, monetary and exchange variations, net		70,603	(175,839)
Provision for contingencies	12.1	40,018	5,099
Share-based payments expense	18.1.4	90,156	120,525
Allowance for expected credit losses		102,507	32,465
Loss on disposal of property, equipment and intangible assets	19.5	14,317	45,065
Effect of applying hyperinflation accounting		2,791	1,195
Loss on sale of subsidiary		52,958	—
Fair value adjustment in financial instruments at FVPL	19.1	(206,628)	93,997
Fair value adjustment in derivatives		7,188	8,615
Remeasurement of previously held interest in subsidiary acquired	20.1.2	(5,657)	—
Other		—	1,217
Working capital adjustments:
Accounts receivable from card issuers		(2,358,871)	3,900,802
Receivables from related parties		7,730	11,627
Recoverable taxes		(8,831)	(60,054)
Prepaid expenses		68,416	46,607
Trade accounts receivable, banking solutions and other assets		(14,746)	(10,534)
Loans operations portfolio		(314,403)	—
Accounts payable to clients		(4,016,667)	(3,794,545)
Taxes payable		210,299	92,626
Labor and social security liabilities		(31,512)	(7,632)
Payment of contingencies	12.1	(29,588)	(16,869)
Trade accounts payable and other liabilities		160,842	(2,094)
Interest paid		(313,485)	(437,099)
Interest income received, net of costs	19.4	2,038,931	1,145,657
Income tax paid		(75,644)	(47,294)
Net cash provided by in operating activities		(3,189,129)	2,000,899
Investing activities
Purchases of property and equipment	19.5	(390,912)	(536,511)
Purchases and development of intangible assets	19.5	(260,345)	(212,072)
Proceeds from (acquisition of) short-term investments, net		3,388,247	106,346
Sale of subsidiary, net of cash disposed of		(4,204)	—
Proceeds from disposal of long-term investments – equity securities	5.1	57,540	218,105
Proceeds from the disposal of non-current assets	19.5	4,216	245
Acquisition of subsidiary, net of cash acquired	20.1.1	(9,054)	—
Payment for interest in subsidiaries acquired		(151,908)	(32,562)
Net cash provided by (used in) investing activities		2,633,580	(456,449)
Financing activities
Proceeds from institutional deposits and marketable debt securities	5.6.1	971,681	—
Payment of institutional deposits and marketable debt securities	5.6.1	(38,693)	—
Proceeds from other debt instruments, except lease	5.6.1	4,007,264	2,798,229
Payment to other debt instruments, except lease	5.6.1	(1,570,264)	(3,626,210)
Payment of principal portion of leases liabilities	5.6.1	(28,182)	(40,755)
Repurchase of own shares	13.3	(236,526)	—
Acquisition of non-controlling interests		72	(1,175)
Dividends paid to non-controlling interests		(3,028)	(1,935)
Net cash provided by (used in) financing activities		3,102,324	(871,846)
Effect of foreign exchange on cash and cash equivalents		20,045	17,505
Change in cash and cash equivalents		2,566,820	690,109
Cash and cash equivalents at beginning of period	4	2,176,416	1,512,604
Cash and cash equivalents at end of period	4	4,743,236	2,202,713
Change in cash and cash equivalents		2,566,820	690,109

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street, P.O. box 10240 Grand Cayman E9 KY1-1002.

VCK Investment Fund Limited SAC is the ultimate parent of HR Holdings LLC, which holds, approximately, 31% of the Company’s voting shares. VCK Investment Fund Limited SAC is owned by the co-founder of the Company, Mr. Andre Street.

The Company’s shares are publicly traded on Nasdaq under the ticker symbol STNE and its Brazilian Depositary Receipts (BDRs) representing the underlying Company´s shares are traded on the Brazilian stock exchange (B3) under the ticker symbol STOC31.

The Company and its subsidiaries (collectively, the “Group”) provide financial services and software solutions to clients across in-store, mobile and online device platforms helping them to better manage their businesses by increasing the productivity of their sales initiatives.

The interim condensed consolidated financial statements of the Group for the six months ended June 30, 2024 and 2023 were approved by the Audit Committee on August 13, 2024.

1.1. Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

2.	Basis of preparation and changes to the Group’s accounting policies and estimates

2.1.	Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2024 have been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2023.

The accounting policies adopted in this interim reporting period are consistent with those of the previous financial year, except for the following:

From January 1, 2024 onwards, the Group recognizes revenues from membership fees deferred through the expected lifetime of the client. The new criteria has been adopted and the Group has applied prospectively because the effect of the change and of the old criteria was not material to the consolidated financial statements both for the current and past periods. For further details see Note 15.1.

Considering that the Group is diversifying its sources of funding in the different markets (retail, banking, capital markets, institutional and other), as from June 30, 2024, a revised classification of deposits and debt instruments has been adopted. The comparative balances as of December 31, 2023 have been retroactively reclassified following the new criteria.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

2.2.	Estimates

The preparation of the Group’s financial statements requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented of revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

Judgements, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is mitigating the risk of material differences between the estimated and actual results in the future.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those from the consolidated financial statements for the year ended December 31, 2023.

3.	Group information

3.1.	Subsidiaries

In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which the Company holds control.

The following table shows the main consolidated entities, which correspond to the Group’s most relevant operating vehicles.

		% of Group's equity interest
Entity name	Principal activities	June 30, 2024	December 31, 2023

Stone Instituição de Pagamento S.A. (“Stone Pagamentos”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
Tapso Fundo de Investimento em Direitos Creditórios (“FIDC TAPSO”)	Investment fund	100.00	100.00

On February 7, 2024, the equity interest of Pinpag was sold, thus, the Group ceased to hold equity interest in Pinpag.

In the first quarter of 2024, the Group incorporated the companies Linx Impulse Ltda. ("Linx Impulse"), Stone Sociedade de Crédito, Financiamento e Investimento S.A. ("Stone SCFI"), Sponte Educação Ltda. ("Sponte Educação") and Linx Automotivo Ltda. (“Linx Automotivo”) all of which are wholly owned by the Group.

In the second quarter of 2024, the Group incorporated the companies Linx People Ltda. (“Linx People”), Linx Saúde Ltda. (“Linx Saúde”), Linx Commerce Ltda. (“Linx Commerce”) and Linx Enterprise Ltda. (“Linx Enterprise”) all of which are wholly owned by the Group.

Other than the changes described above there were no other changes in the interest held by the Group in its subsidiaries.

During the six months ended June 30, 2024, there were no changes in the ownership of the structured entities.

The Group holds call options to acquire additional interests in some of its subsidiaries (Note 5.7) and issued put options to non-controlling investors (Note 5.10.1.)

3.2.	Associates

The following table shows all entities in which the Group has significant influence.

		% Group's equity interest
Entity name	Principal activities	June 30, 2024	December 31, 2023

Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
APP Sistemas S.A. (“APP”) (a)	Technology services	19.80	19.90
Agilize Tecnologia S.A ("Agilize")	Technology services	33.33	33.33
Dental Office S.A. (“Dental Office”)	Technology services	20.00	20.00
Neostore Desenvolvimento de Programas de Computador S.A. (“Neomode”) (b)	Technology services	42.25	40.02
Trinks Serviços de Internet S.A. (“Trinks”) (c)	Technology services	—	19.90
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.50	29.50

(a) In the first quarter of 2024, the equity interest held by the Group was diluted by the issuance of new shares under a long-term incentive program.

(b) On April 17, 2024, Linx Sistemas Consultoria Ltda., a Group company, increased its equity interest in Neomode through a loan conversion.

(c) On May 2, 2024, STNE Participações S.A. ("STNE PAR"), a Group company, acquired 100% of the remaining shares of Trinks. STNE PAR had already owned 19.90% of Trinks' share capital. (Note 20.1)

The Group holds call options to acquire additional interests in some of its associates (Note 5.7.).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and cash equivalents

	June 30, 2024	December 31, 2023

Denominated in R$	4,514,251	2,128,425
Denominated in US$	228,985	47,991
	4,743,236	2,176,416

5.	Financial instruments

5.1.	Short and Long-term investments

	Short-term		Long-term	June 30, 2024
	Listed securities	Unlisted securities	Unlisted securities

Bonds (a)
Brazilian sovereign bonds	49,096	—	—	49,096
Time deposits	55,947	—	—	55,947
Equity securities (b)	—	—	32,410	32,410
Investment funds (c)	—	1,532	—	1,532
	105,043	1,532	32,410	138,985

Current				106,575
Non-current				32,410
	Short-term		Long-term	December 31, 2023
	Listed securities	Unlisted securities	Unlisted securities

Bonds (a)
Brazilian sovereign bonds	2,954,236	—	—	2,954,236
Structured notes linked to Brazilian sovereign bonds	—	473,259	—	473,259
Time deposits	51,933	—	—	51,933
Equity securities (b)	—	—	45,702	45,702
Investment funds (c)	—	2,068	—	2,068
	3,006,169	475,327	45,702	3,527,198

Current				3,481,496
Non-current				45,702

(a)	As of June 30, 2024, bonds of listed securities are mainly linked to the CDI and Selic benchmark interest rates.

(b)	Comprised of common shares of unlisted entities. All assets at the reporting dates are unlisted securities that are not traded in an active market and recognized at fair value through other comprehensive income. Fair value of unlisted equity instruments was determined based on negotiations of the securities. The change in fair value of equity securities at FVOCI for the six months ended June 30, 2024 was R$ 1,623, (R$ (1,141) for the six months ended June 30, 2023).

•	On June 03, 2024, the Group sold its remaining stake in Cloudwalk INC for payment of R$ 57,540. The gain on the sale of R$ 35,647 was recognized in other comprehensive income.

(c)	Comprised of foreign investment fund shares.

Short and Long-term investments are denominated in Brazilian Reais and U.S. dollars.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.2.	Accounts receivable from card issuers and accounts payable to clients

5.2.1.	Composition of accounts receivable from card issuers

Accounts receivable are amounts due from card issuers and acquirers regarding the transactions of clients with card holders, performed in the ordinary course of business.

	June 30, 2024	December 31, 2023

Accounts receivable from card issuers (a)	27,020,694	23,364,806
Accounts receivable from other acquirers (b)	598,274	667,922
Allowance for expected credit losses	(62,730)	(55,619)
	27,556,238	23,977,109

Current	27,471,965	23,895,512
Non-current	84,273	81,597

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

Part of the Group’s cash requirement are to make prepayments to acquiring customers. The Group finances those requirements through different sources of funding including the definitive sale of receivables to third parties. When such sales of receivables are carried out to entities in which the Group has subordinated shares or quotas, the receivables sold remain in the statement of financial position, as these entities are consolidated in the financial statements. As of June 30, 2024 a total of R$ 568,225 (December 31, 2023 - R$ 467,622) were consolidated through FIDC ACR FAST and R$ 2,617,420 (December, 2023 - R$ nil) through FIDC ACR I, of which the Group has subordinated shares. When the sale of receivables is carried out to non-controlled entities and for transactions where continuous involvement is not present, the amounts transferred are derecognized from accounts receivable from card issuers. As of June 30, 2024, the sale of receivables that were derecognized from accounts receivables from card issuers in the statement of financial position represent the main form of funding used for the prepayment business.

Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.

5.2.2.	Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

5.3.	Trade accounts receivable

5.3.1.	Composition of trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to subscription services and equipment rental.

	June 30, 2024	December 31, 2023

Accounts receivable from subscription services	283,163	293,304
Accounts receivable from equipment rental	104,611	114,252
Chargeback	89,250	72,401
Services rendered	39,564	51,456
Receivables from registry operation	18,543	22,347
Cash in transit	23,197	24,172
Allowance for expected credit losses	(130,792)	(117,553)
Others	32,720	28,101
Total	460,256	488,480

Current	438,289	459,947
Non-current	21,967	28,533

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.4.	Loans operations portfolio

Portfolio balances by product:

	June 30, 2024	December 31, 2023

Working capital loan	681,573	309,677
Credit card	30,209	3,131
Loans operations portfolio, gross	711,782	312,808

Allowance for expected credit losses (Note 5.4.4)	(124,989)	(62,061)
Loans operations portfolio, net of allowance for expected credit losses	586,793	250,747

Current	474,243	209,957
Non-current	112,550	40,790

5.4.1.	Non-performing loans ("NPL")

Total outstanding of the contract whenever the clients default on an installment:

	June 30, 2024			December 31, 2023
	Working capital	Credit card	Total	Working capital	Credit card	Total

Balances not overdue	631,098	29,822	660,920	298,460	3,130	301,590
Balances overdue by
<= 15 days	13,322	131	13,453	4,350	1	4,351
15 < 90 days	19,437	198	19,635	6,016	—	6,016
> 90 days	17,716	58	17,774	851	—	851
	50,475	387	50,862	11,217	1	11,218

Loans operations portfolio, gross	681,573	30,209	711,782	309,677	3,131	312,808

5.4.2.	Aging by maturity

	June 30, 2024			December 31, 2023
	Working capital	Credit card	Total	Working capital	Credit card	Total
Installments not overdue
<= 30 days	38,802	11,246	50,048	12,911	1,465	14,376
30 < 60 days	65,858	5,071	70,929	30,213	457	30,670
61 < 180 days	226,103	9,412	235,515	110,110	847	110,957
181 < 360 days	225,507	3,828	229,335	113,005	318	113,323
361 < 720 days	103,131	17	103,148	41,572	1	41,573
> 720 days	7,472	—	7,472	61	—	61
	666,873	29,574	696,447	307,872	3,088	310,960

Installments overdue by
<= 30 days	4,356	470	4,826	904	43	947
30 < 90 days	5,053	125	5,178	799	—	799
91 < 180 days	3,807	40	3,847	99	—	99
181 < 360 days	1,484	—	1,484	3	—	3
	14,700	635	15,335	1,805	43	1,848

Loans operations portfolio, gross	681,573	30,209	711,782	309,677	3,131	312,808

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.4.3.	Gross carrying amount

The Group calculates an expected credit loss allowance for its loans based on statistical models that consider both internal and external historical data, negative credit information and guarantees, among which information addressing the behavior of each debtor. The Group calculates its loans operations portfolio in three stages:

(i)	Stage 1: corresponds to loans that do not present significant increase in credit risk since origination;

(ii)	Stage 2: corresponds to loans that presented significant increase in credit risk subsequent to origination.

The Group determines Stage 2 based on following criteria:

(a)	absolute criteria: financial asset overdue more than 30 days, or;

(b)	relative criteria: in addition to the absolute criteria, the Group analyzes the evolution of the risk of each financial instrument on a monthly basis, comparing the current behavior score attributed to each client with that attributed at the time of recognition of the financial asset. Behavioral scoring considers credit behavior variables, such as default on other products and market data about the customer. When the credit risk increases significantly since origination, the Stage 1 operation is moved to Stage 2.

For Stage 2, a cure criterion is applied when the financial asset no longer meets the criteria for a significant increase in credit risk, as mentioned above, and the loan is moved to Stage 1.

(iii)	Stage 3: corresponds to impaired loans.

The Group determines Stage 3 based on following criteria:

(a)	absolute criteria: financial asset overdue more than 90 days, or;

(b)	relative criteria: indicators that the financial asset will not be paid in full without activating a guarantee or financial guarantee.

The indication that an obligation will not be paid in full includes the tolerance of financial instruments that imply the granting of advantages to the counterparty following the deterioration of the counterparty's credit quality.

The Group also assumes a cure criterion for Stage 3, with respect to the counterparty's repayment capacity, such as the percentage of total debt paid or the time limit to liquidate current debt obligations.

Management regularly seeks forward looking perspectives for future market developments including macroeconomic scenarios as well as its portfolio risk profile. Management may adjust the ECL resulting from the models above in order to better reflect this forward looking perspective.

Reconciliation of gross portfolio of loans operations, segregated by Stages:

Stage 1	December 31, 2023	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Derecognition	Acquisition / (Settlement)	June 30, 2024

Working capital loan	296,282	(63,956)	(3,915)	31,150	142	—	375,381	635,084
Credit card	3,131	(663)	(81)	345	10	—	27,002	29,744
	299,413	(64,619)	(3,996)	31,495	152	—	402,383	664,828

Stage 2	December 31, 2023	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Derecognition	Acquisition / (Settlement)	June 30, 2024

Working capital loan	12,195	(31,150)	(18,647)	63,956	29	—	(3,377)	23,006
Credit card	—	(345)	(19)	663	—	—	48	347
	12,195	(31,495)	(18,666)	64,619	29	—	(3,329)	23,353

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

Stage 3	December 31, 2023	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Derecognition	Acquisition / (Settlement)	June 30, 2024

Working capital loan	1,200	(142)	(29)	3,915	18,647	—	(108)	23,483
Credit card	—	(10)	—	81	19	—	28	118
	1,200	(152)	(29)	3,996	18,666	—	(80)	23,601

Consolidated 3 stages	December 31, 2023	Derecognition	Acquisition / (Settlement)	June 30, 2024

Working capital loan	309,677	—	371,896	681,573
Credit card	3,131	—	27,078	30,209
	312,808	—	398,974	711,782

5.4.4.	Allowance for expected credit losses of loans operations

Stage 1	December 31, 2023	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Derecognition	Acquisition / (Settlement)	June 30, 2024

Working capital loan	57,576	(21,340)	(2,741)	3,604	14	—	61,236	98,349
Credit card	200	(303)	(60)	44	—	—	1,724	1,605
	57,776	(21,643)	(2,801)	3,648	14	—	62,960	99,954

Stage 2	December 31, 2023	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Derecognition	Acquisition / (Settlement)	June 30, 2024

Working capital loan	3,445	(3,604)	(13,053)	21,340	8	—	209	8,345
Credit card	—	(44)	(17)	303	—	—	(76)	166
	3,445	(3,648)	(13,070)	21,643	8	—	133	8,511

Stage 3	December 31, 2023	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Derecognition	Acquisition / (Settlement)	June 30, 2024

Working capital loan	840	(14)	(8)	2,741	13,053	—	(173)	16,439
Credit card	—	—	—	60	17	—	8	85
	840	(14)	(8)	2,801	13,070	—	(165)	16,524

Consolidated 3 stages	December 31, 2023	Derecognition	Acquisition / (Settlement)	June 30, 2024

Working capital loan	61,861	—	61,272	123,133
Credit card	200	—	1,656	1,856
	62,061	—	62,928	124,989

5.5.	Financial assets from banking solutions

As required by Brazilian Central Bank (“BACEN”) regulation, client’s proceeds deposited in payment accounts must be fully collateralized by government securities, and/or deposits at BACEN. At June 30, 2024, the amount of financial assets from banking solutions was R$ 6,967,814 (December 31, 2023 - R$ 6,397,898).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.6.	Financial liabilities

5.6.1. Retail deposits

	June 30, 2024	December 31, 2023

Deposits from retail clients	6,471,629	6,119,455
Time deposits from retail clients (a)	341	—
	6,471,970	6,119,455

(a)	During the second quarter, the Company issued for the first time Time deposits to its retail clients. Principal and interest of such liabilities are paid at maturity, which may vary significantly in time but currently provide daily liquidity to clients.

5.6.2. Changes in financial liabilities

The table below presents the movement of financial liabilities other than Retail deposits:

	December 31, 2023	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	June 30, 2024

Bonds	2,402,698	—	—	—	(53,299)	362,353	—	52,519	2,764,271
Debentures, financial bills and commercial papers (a)	1,116,252	750,000	—	—	(62,075)	—	—	70,260	1,874,437
Time deposits (b)	—	116,117	—	(4,599)	(38)	—	—	604	112,084
Obligations to open-end FIDC quota holders	452,128	105,564	—	(34,094)	(59)	—	—	27,587	551,126
Institutional deposits and marketable debt securities	3,971,078	971,681	—	(38,693)	(115,471)	362,353	—	150,970	5,301,918

Obligations to closed-end FIDC quota holders (c)	53,103	2,325,984	—	—	—	—	(202,716)	99,762	2,276,133
Bank borrowings and working capital facilities	1,321,348	1,681,280	—	(1,570,264)	(75,797)	73,865	—	80,601	1,511,033
Leases	173,683	38,279	(5,560)	(28,182)	(5,730)	(658)	—	5,730	177,562
Other debt instruments	1,548,134	4,045,543	(5,560)	(1,598,446)	(81,527)	73,207	(202,716)	186,093	3,964,728

Current	1,879,997								3,037,950
Non-current	3,639,215								6,228,696

(a)	On June 19, 2024 the subsidiary Stone SCFI concluded its first issuance of financial bills raising R$ 750,000 with a two year maturity at CDI + 0.75% p.a. The issuance is guaranteed by both Stone Pagamentos and by the Company.

(b)	In the second quarter of 2024, the Company started the issuance of Time deposits, representing the first issuance of interest bearing deposits following the authorization granted by the BACEN to start operations earlier this year. The certificates are held by multiple counterparties and maturities up to December 2024. The principal and interest of this type of issuance are mainly paid at the maturity indexed to CDI rate.

(c)	FIDC ACR I issued quotas in exchange for a contribution of R$ 2,325,984. The contribution was made by an special purpose vehicle funded by a revolving facility in which United States International Development Finance Corporation (“DFC”) has invested US$ 467.5 million, funding our prepayment business through this FIDC. FIDC ACR I has a final maturity of seven years and pays a semi-annual coupon at a fixed rate of 12.75% in R$.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.7.	Derivative financial instruments, net

	June 30, 2024	December 31, 2023

Cross-currency interest rate swap used as hedge accounting instrument classified as cash flow hedge (Note 5.7.1.1)	(33,218)	(311,445)
Interest rate swap used as hedge accounting instrument classified as fair value hedge (Note 5.7.1.2)	(25,355)	—
Derivatives used as economic hedge instrument (Note 5.7.2)	15,484	(4,097)
Call options to acquire additional interest in associates and subsidiaries	2,138	3,553
Derivative financial instruments, net	(40,951)	(311,989)

5.7.1	Hedge accounting

5.7.1.1 Cash flow hedge

During 2021, the Group entered into hedge operations to protect its inaugural dollar bonds, subject to foreign exchange exposure using cross-currency interest rate swap contracts. Additionally, in January 2024, the Group entered into hedge operations to protect bank borrowings, subject to foreign exchange exposure using cross-currency interest rate swap contracts. The transactions have been designated for hedge accounting and classified as cash flow hedge of the variability of the designated cash flows of the US Dollar denominated bonds / bank borrowings due to changes in the exchange rate. The effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income, recorded in a specific equity account, and subsequently reclassified into earnings in the same period the hedge object affects earnings, while any ineffective portion, when applicable, is immediately recognized in profit or loss. The details of the cross-currency interest rate swaps and their financial position as of June 30, 2024 are presented as follows.

Notional in US$	Notional in R$	Pay rate in local currency	Trade date	Due date	Fair value as of June 30, 2024 – Asset (Liability)	Gain (loss) recognized in income in six months ended June 30, 2024(a)	Gain (loss) recognized in OCI (net of tax) in six months ended June 30, 2024(b)	Fair value as of December 31, 2023 – Asset (Liability)

Inaugural dollar bonds as hedged item
50,000	248,500	CDI + 2.94%	June 23, 2021	June 16, 2028	(3,933)	24,526	(12,852)	(26,967)
50,000	247,000	CDI + 2.90%	June 24, 2021	June 16, 2028	(3,351)	24,677	(12,878)	(26,359)
50,000	248,500	CDI + 2.90%	June 24, 2021	June 16, 2028	(6,670)	24,314	(12,849)	(27,625)
75,000	375,263	CDI + 2.99%	June 30, 2021	June 16, 2028	(4,956)	12,022	(6,402)	(43,894)
50,000	250,700	CDI + 2.99%	June 30, 2021	June 16, 2028	(9,347)	36,524	(19,281)	(29,705)
50,000	250,110	CDI + 2.98%	June 30, 2021	June 16, 2028	(14,407)	23,733	(12,775)	(29,207)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(4,603)	24,577	(12,865)	(16,495)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(5,039)	12,022	(6,409)	(16,573)
50,000	259,890	CDI + 2.96%	July 16, 2021	June 16, 2028	(7,641)	11,904	(6,357)	(37,516)
25,000	131,025	CDI + 3.00%	August 6, 2021	June 16, 2028	(7,794)	11,767	(6,345)	(18,487)
25,000	130,033	CDI + 2.85%	August 10, 2021	June 16, 2028	(6,176)	24,367	(12,855)	(19,391)
25,000	130,878	CDI + 2.81%	August 11, 2021	June 16, 2028	(6,909)	11,933	(6,365)	(19,226)
Bank borrowings as hedged item
95,000	467,875	CDI + 1.70%	January 4, 2024	January 8, 2025	47,608	50,157	(2,550)	—
				Net amount	(33,218)	292,523	(130,783)	(311,445)

(a)	Recognized in the statement of profit or loss, in “Financial expenses, net”. The amount recognized during the six months ended June 30, 2023 was a loss of R$ 352,490.

(b)	Recognized in equity, in “Other comprehensive income.” The balance in the cash flow hedge reserve as of June 30, 2024 is a loss of R$ 327,971 (December 31, 2023 - loss of R$ 197,188).

In 2024 the Group paid R$ 116,486 (2023 - R$ 305,990) for coupon on the cross-currency swaps above.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.7.1.2 Fair value hedge

During the first quarter of 2024, the Group entered into a definitive receivables assignment agreement at fixed rates with FIDC ACR I. To convert such contract to a floating rate agreement, the company is part of interest rate swap contracts. The transactions have been designated for hedge accounting and classified as fair value hedge. The fair value changes on both the hedge instruments and hedge object are recognized in the profit or loss (financial expenses, net). The details of the interest rate swaps and their financial position as of June 30, 2024 are presented as follows:

Notional in R$(a)	Pay rate in local currency	Trade date	Due date	Fair value as of June 30, 2024 – Asset (Liability)	Gain (loss) recognized in income in six months ended June 30, 2024(b)

760,040	CDI + 2.03%	January 17, 2024	January 31, 2031 (c)	—	(48,832)
471,000	CDI + 2.14%	February 28, 2024	January 31, 2031 (c)	—	(27,774)
265,000	CDI + 1.68%	March 15, 2024	January 31, 2031 (c)	—	(14,323)
25,228	CDI + 1.94%	March 18, 2024	January 31, 2031 (c)	—	(1,299)
14,514	CDI + 1.57%	March 18, 2024	January 31, 2031 (c)	—	(754)
760,040	CDI + 0.71%	June 14, 2024	January 31, 2031	(8,192)	(8,192)
471,000	CDI + 0.90%	June 14, 2024	January 31, 2031	(5,060)	(5,060)
265,000	CDI + 0.55%	June 14, 2024	January 31, 2031	(2,870)	(2,870)
25,228	CDI + 0.86%	June 14, 2024	January 31, 2031	(433)	(433)
14,514	CDI + 0.48%	June 14, 2024	January 31, 2031	(298)	(298)
790,834	CDI + 0.84%	June 14, 2024	January 31, 2031	(8,502)	(8,502)
			Net amount	(25,355)	(118,337)

(a)	The interest expense of the hedged obligations is taxable/deductible. For the operations contracted in the second quarter of 2024, the hedge relationship has been designed to hedge the fair value risk on an after-tax basis. As a result, the notional amount of the swaps is less than the notional amount of the obligation.

(b)	Recognized in the statement of profit or loss, in “Financial expenses, net”.

(c)	Operations settled on June 24, 2024.

In the second quarter of 2024, the Group paid R$ 92,982 in interest rate swap coupon payments mentioned above.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.7.2	Economic hedge

5.7.2.1	Currency hedge

The Group is party to non-deliverable forward (“NDF”) contracts with different counterparties approved by the Board of Directors following the Counterparty Policy to hedge its foreign currency exposure to the U.S. Dollar and Euro. The Group uses those derivatives to hedge foreign currency risk associated with two exposures: (i) the cash position it holds, and (ii) certain software purchase agreements.

	June 30, 2024
	Minimum Rate	Maximum Rate	Notional	Gain (loss)	Balance

NDF Dollar	5.218	5.530	32,470	2,481	2,533
NDF Euro	5.657	5.923	285	119	91

	December 31, 2023
	Minimum Rate	Maximum Rate	Notional	Gain (loss)	Balance

NDF Dollar	4.8220	4.9400	6,460	19,116	323
NDF Euro	5.3208	5.3715	570	(447)	4

5.7.2.2	Interest rates hedge

The Group mitigates the interest rate risk generated by the gap between its prepayment business (fixed rate) and loan portfolio (fixed rate) its funding activities (either fixed or floating) with mixed maturities. This hedge is executed over-the-counter (“OTC”) with multiple financial institutions following its Counterparty Policy.

	June 30, 2024
	Minimum Rate	Maximum Rate	Maturity is up to	Notional	Gain (loss)	Balance

Interest rate swaps (Fixed rate to CDI)	9.8%	13.1%	Nov/25	13,810,303	13,997	12,860

	December 31, 2023
	Minimum Rate	Maximum Rate	Maturity is up to	Notional	Gain (loss)	Balance

Interest rate swaps (Fixed rate to CDI)	10.2%	14.3%	May/25	6,079,500	(7,328)	(4,424)

5.8.	Financial risk management

The Group’s activities expose it to market, liquidity, credit, and counterparty risks. The two main market risks for the Group are interest rates and exchange rates. Interest rate risk arises as the Group originates assets at fixed rates (credit card prepayment and loans) and with funding through fixed and floating rates with unmatched maturities of such assets. The second risk arises from fluctuations in exchange rates among Brazilian Reais and the currencies of countries where the Group has subsidiaries in addition to its indebtedness and expenses denominated in currencies other than the Brazilian Real. The Group’s main liquidity risk is its potential inability to raise financing to continue its prepayment and credit business, which although not a legal obligation, is a significant component of its revenues. Potential loss from its loan portfolio is the main credit risk faced by the Group. The counterparty risk is mainly generated by the counterparties with which the Group engages for financial contracts for hedging, investments and committed funding, in addition to its inherent credit risk exposure to credit card issuers.

The Board of Directors has approved policies, and limits for its financial risk management. The Group uses financial derivatives only to mitigate market risk exposures. It is the Group’s policy not to engage in derivatives for speculative purposes. Different levels of managerial approval are required for entering into financial instruments depending on its nature and the type of risk associated.

The Group’s financial risk management is carried out by the Risk Management Area.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.9.	Financial instruments by category

5.9.1.	Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

June 30, 2024
Short and Long-term investments	—	106,575	32,410	138,985
Financial assets from banking solutions	6,967,814	—	—	6,967,814
Accounts receivable from card issuers	—	—	27,556,238	27,556,238
Trade accounts receivable	460,256	—	—	460,256
Loans operations portfolio	586,793	—	—	586,793
Derivative financial instruments(a)	—	71,275	—	71,275
Receivables from related parties	714	—	—	714
Other assets	523,767	—	—	523,767
	8,539,344	177,850	27,588,648	36,305,842

December 31, 2023
Short and Long-term investments	—	3,481,496	45,702	3,527,198
Financial assets from banking solutions	5,250,496	1,147,402	—	6,397,898
Accounts receivable from card issuers	5,877	—	23,971,232	23,977,109
Trade accounts receivable	488,480	—	—	488,480
Loans operations portfolio	250,747	—	—	250,747
Derivative financial instruments(a)	—	4,182	—	4,182
Receivables from related parties	2,512	—	—	2,512
Other assets	518,362	—	—	518,362
	6,516,474	4,633,080	24,016,934	35,166,488

(a)	Derivative financial instruments as of June 30, 2024 of R$ 33,218 (December 31, 2023 – R$ 311,445) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in OCI.

5.9.2.	Financial liabilities by category

	Amortized cost	FVPL	Total

June 30, 2024
Retail deposits	6,471,970	—	6,471,970
Accounts payable to clients	18,512,856	—	18,512,856
Trade accounts payable	525,684	—	525,684
Institutional deposits and marketable debt securities	5,301,917	—	5,301,917
Other debt instruments(a)	1,688,596	2,276,133	3,964,729
Derivative financial instruments	—	112,226	112,226
Other liabilities	251,374	282,176	533,550
	32,752,397	2,670,535	35,422,932

December 31, 2023
Retail deposits	6,119,455	—	6,119,455
Accounts payable to clients	19,199,127	—	19,199,127
Trade accounts payable	513,877	—	513,877
Institutional deposits and marketable debt securities	3,971,077	—	3,971,077
Other debt instruments	1,548,135	—	1,548,135
Derivative financial instruments	—	316,171	316,171
Other liabilities	119,526	410,504	530,030
	31,471,197	726,675	32,197,872
(a)	The debt designated for hedge accounting as the hedged item in a fair value hedge is adjusted for changes on its fair value only attributable to the specifically designated risks being hedged.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.10.	Fair value measurement

5.10.1.	Assets and liabilities by fair value hierarchy

The following table shows an analysis of financial instruments measured at fair value by level of the fair value hierarchy:

	June 30, 2024		December 31, 2023
	Fair value	Hierarchy level	Fair value	Hierarchy level
Assets measured at fair value
Short and Long-term investments(a) (b)	138,985	I /II	3,527,198	I /II
Financial assets from banking solutions(b)	—	I	1,147,402	I
Accounts receivable from card issuers(c)	27,556,238	II	23,971,232	II
Derivative financial instruments(d)	71,275	II	4,182	II
	27,766,498		28,650,014

Liabilities measured at fair value
Other debt instruments(g)	2,276,133	II	—	II
Derivative financial instruments(d)	112,226	II	316,171	II
Other liabilities(e) (f)	282,176	III	410,504	III
	2,670,535		726,675

(a)	Listed securities are classified as Level I and unlisted securities classified as Level II, determining fair value using valuation techniques, which employ the use of market observable inputs.

(b)	Sovereign bonds are priced using quotations from Anbima public pricing method.

(c)	For accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items.

(d)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of observable market inputs.

(e)	These are contingent considerations included in other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized as Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.

(f)	The Group issued put options for Reclame Aqui’s non-controlling interests, in the 2022 business combination. For the non-controlling shareholder amounts the Group has elected as an accounting policy that the put options derecognize the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 193,883 was recorded in the consolidated statement of financial position as of June 30, 2024 as a financial liability under other liabilities (December 31, 2023 - R$ 178,721).

(g)	For Other debt instruments, fair value is estimated by discounting future cash flows using contract rates for funding items, and using market value of senior quotas liabilities

In the six month periods ended June 30, 2024 and 2023, there were no transfers between level I and level II and between level II and level III fair value measurements.

5.10.2.       Fair value of financial instruments not measured at fair value

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group, other than those with carrying amounts that are reasonable approximations of fair values:

	June 30, 2024		December 31, 2023
	Book value	Fair value	Book value	Fair value

Financial assets
Loans operations portfolio	586,793	549,698	250,747	250,877
	586,793	549,698	250,747	250,877

Financial liabilities
Accounts payable to clients	18,512,856	17,759,792	19,199,127	18,685,622
Institutional deposits and marketable debt securities	5,301,917	6,578,210	3,971,077	4,692,866
	23,814,773	24,338,002	23,170,204	23,378,488

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Other assets

	June 30, 2024	December 31, 2023

Customer deferred acquisition costs	197,234	190,239
Prepaid expenses(a)	120,291	189,371
Salary advances	67,626	10,837
Receivables from the sale of associates and subsidiaries (b)	50,992	18,676
Suppliers advances	21,523	35,835
Security deposits	14,184	14,230
Judicial deposits	13,402	22,507
Convertible loans	12,121	11,267
Other	26,394	25,400
	523,767	518,362

Current	390,493	380,854
Non-current	133,274	137,508

(a)	These expenditures include, but are not limited to, prepaid software licenses, certain consulting services, insurance premiums and prepaid marketing expenses. The amount recognized as asset in the statement of financial position is charged to the statement of profit or loss once the prepaid services are consumed by the Group. The balance is comprised mainly by prepaid software subscriptions and licenses for R$ 78,500 (December 31, 2023 - R$ 32,639), and prepaid media R$ 20,744 (December 31, 2023 - R$ 114,260).

(b)	Refers to balances receivable from buyers for the sale of the equity interest of Pinpag and Everydata Group Ltd. (formerly, StoneCo CI) and its subsidiaries (namely, the Creditinfo Caribbean companies).

7.	Recoverable taxes

	June 30, 2024	December 31, 2023

Withholding income tax on financial income(a)	155,115	101,579
Income tax and social contribution	12,807	9,584
Other withholding income tax	2,342	19,710
Contributions over revenue(b)	1,976	544
Other taxes	10,467	14,922
	182,707	146,339

(a)	Refers to income taxes withheld on financial income which will be offset against future income tax payable.

(b)	Refers to income taxes, social contributions, and withholding tax prepayments that have been offset against income tax payable.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Income taxes

The Company is domiciled in the Cayman Islands and there is no income tax in that jurisdiction. Some of the income earned by the Company is related to transactions abroad which are subject to a 15% rate of withholding tax.

8.1.	Reconciliation of income tax expense

Considering the fact that the Company is an entity located in the Cayman Islands which has no income tax, for the purpose of the following reconciliation of income tax expense to profit (loss) for the periods ended June 30, 2024 and 2023, as Brazil is the jurisdiction in which most of the Group’s transactions takes place, the combined Brazilian statutory income tax rates at 34% was applied.

In Brazil such combined rate is applied, in general, to all entities and comprises the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity (not on a consolidated basis).

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023

Profit before income taxes	1,135,704	729,085	651,687	422,273
Brazilian statutory rate	34%	34%	34%	34%
Tax (expense) at the statutory rate	(386,139)	(247,889)	(221,574)	(143,573)

Additions (exclusions):
Profit (loss) from entities subject to different tax rates	126,908	46,503	57,296	19,977
Profit (loss) from entities subject to different tax rates - Mark to market on equity securities designated at FVPL	—	10,395	—	—
Other permanent differences	(8,642)	(1,110)	(5,780)	8,245
Equity pickup on associates	(38)	303	(144)	651
Unrecognized deferred taxes	(26,433)	(9,904)	(2,038)	(4,965)
Use of previously unrecognized tax losses	225	1,955	(47)	1,955
Previously unrecognized on deferred income tax (temporary and tax losses)	18,577	—	18,000	(358)
Research and development tax benefits (Lei do Bem)	8,812	2,242	(1,208)	2,242
Other tax incentives	2,922	1,321	2,109	764
Total income tax and social contribution benefit/(expense)	(263,808)	(196,184)	(153,386)	(115,062)
Effective tax rate	23.2%	26.9%	23.5%	27.2%

Current income tax and social contribution	(257,229)	(117,753)	(151,377)	(74,199)
Deferred income tax and social contribution	(6,579)	(78,431)	(2,009)	(40,863)
Total income tax and social contribution benefit/(expense)	(263,808)	(196,184)	(153,386)	(115,062)

8.2.	Deferred income taxes by nature

	December 31, 2023	Recognized against other comprehensive income	Recognized against profit or loss	June 30, 2024

Losses available for offsetting against future taxable income	343,313	—	40,109	383,422
Other temporary differences	302,551	—	(18,437)	284,114
Assets at FVOCI	179,944	30,364	—	210,308
Share-based compensation	123,211	—	49,817	173,028
Contingencies arising from business combinations	36,320	—	1,858	38,178
Tax deductible goodwill	42,625	—	(29,365)	13,260
Technological innovation benefit	(9,038)	—	(40,284)	(49,322)
Temporary differences under FIDC	(224,733)	—	(27,609)	(252,342)
Intangible assets and property and equipment arising from business combinations	(676,215)	—	17,332	(658,883)
Deferred tax, net	117,978	30,364	(6,579)	141,763

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

8.3.	Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 141,433 (December 31, 2023 – R$ 133,710) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

9.	Property and equipment

9.1.	Changes in Property and equipment

	December 31, 2023	Additions	Disposals	Transfers	Effects of changes in foreign exchange rates	Business combination	June 30, 2024
Cost
Pin Pads & POS	2,359,314	343,620	(88,448)	—	—	—	2,614,486
IT equipment	295,330	19,335	(28,912)	—	68	423	286,244
Facilities	77,594	845	(173)	288	2	—	78,556
Machinery and equipment	23,950	1,642	(939)	—	(7)	—	24,646
Furniture and fixtures	22,684	345	(285)	—	15	15	22,774
Vehicles and airplane	27,175	46	(35)	—	8	—	27,194
Construction in progress	30,962	3,934	(5,173)	(288)	—	—	29,435
Right-of-use assets - equipment	4,880	—	(197)	—	—	—	4,683
Right-of-use assets - vehicles	31,976	20,519	(11,976)	—	—	—	40,519
Right-of-use assets - offices	179,154	16,971	(11,688)	—	164	—	184,601
	3,053,019	407,257	(147,826)	—	250	438	3,313,138
Depreciation
Pin Pads & POS	(1,065,406)	(258,092)	85,752	—	—	—	(1,237,746)
IT equipment	(172,517)	(25,786)	21,933	—	(167)	—	(176,537)
Facilities	(30,507)	(7,001)	107	—	542	—	(36,859)
Machinery and equipment	(20,039)	(3,980)	846	—	1,144	—	(22,029)
Furniture and fixtures	(6,798)	(1,193)	194	—	(21)	—	(7,818)
Vehicles and airplane	(5,468)	(1,536)	35	—	(11)	—	(6,980)
Right-of-use assets - equipment	(1,150)	(39)	197	—	—	—	(992)
Right-of-use assets - Vehicles	(23,302)	(7,866)	7,168	—	—	—	(24,000)
Right-of-use assets - Offices	(65,935)	(17,303)	11,215	—	50	—	(71,973)
	(1,391,122)	(322,796)	127,447	—	1,537	—	(1,584,934)

Property and equipment, net	1,661,897	84,461	(20,379)	—	1,787	438	1,728,204

9.2.	Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023

Cost of services	334,089	290,339	172,236	150,969
Administrative expenses	87,796	118,648	41,312	57,453
Selling expenses	19,674	25,195	10,676	13,266
Depreciation and Amortization charges (Note 16)	441,559	434,182	224,224	221,688
Depreciation charge	322,796	283,621	165,983	146,989
Amortization charge	118,763	150,561	58,241	74,699
Depreciation and Amortization charges	441,559	434,182	224,224	221,688

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Intangible assets

10.1.	Changes in Intangible assets

	December 31, 2023	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	June 30, 2024

Cost
Goodwill - acquisition of subsidiaries	5,634,903	—	(44,535)	—	—	53	47,441	5,637,862
Customer relationships	1,793,696	2,070	(14,062)	—	—	—	—	1,781,704
Trademarks and patents	550,999	2,065	(11,841)	—	—	—	—	541,223
Software	1,334,698	77,665	(30,810)	47,412	—	2,150	—	1,431,115
Non-compete agreement	26,024	—	—	—	—	—	—	26,024
Operating license	5,674	—	—	—	—	—	—	5,674
Software in progress	274,608	169,658	(10,006)	(47,072)	—	—	—	387,188
Right-of-use assets - Software	50,558	789	—	—	—	(2)	—	51,345
	9,671,160	252,247	(111,254)	340	—	2,201	47,441	9,862,135
Amortization
Customer relationships	(343,981)	(28,942)	11,472	—	—	—	—	(361,451)
Trademarks and patents	(20,219)	(572)	3,559	—	—	—	—	(17,232)
Software	(474,163)	(79,376)	23,840	(340)	(414)	(260)	—	(530,713)
Non-compete agreement	(12,834)	(2,436)	—	—	—	—	—	(15,270)
Operating license	(5,673)	—	—	—	—	—	—	(5,673)
Right-of-use assets - Software	(19,371)	(7,437)	—	—	—	—	—	(26,808)
	(876,241)	(118,763)	38,871	(340)	(414)	(260)	—	(957,147)

Intangible assets net	8,794,919	133,484	(72,383)	—	(414)	1,941	47,441	8,904,988

11.	Transactions with related parties

Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly by the founders, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

The following transactions were carried out with associates related parties:

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023

Sale of services

Associates (legal and administrative services)(a)	18	76	7	38
	18	76	7	38

Purchases of goods and services

Associates (transaction services)(b)	(1,136)	(1,526)	(766)	(300)
	(1,136)	(1,526)	(766)	(300)

(a)	Related to services provided to Trinks until May 2, 2024, when the Group acquired 100% of the equity capital and Trinks started to be consolidated into these financial statements.

(b)	Related mainly to expenses paid to Trinks, RH Software, APP and Tablet Cloud for consulting services, marketing expenses, sales commissions and software license to new customer’s acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

11.1.	Balances

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	June 30, 2024	December 31, 2023
Loans to associate	714	2,512
Receivables from related parties	714	2,512

As of June 30, 2024, there is no allowance for expected credit losses on related parties receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

12.	Provision for contingencies

The Group companies are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

12.1.	Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors and based on the actual status of the lawsuit. The amount, nature and the movement of the liabilities are summarized as follows:

	Civil	Labor	Tax	Total
Balance as of December 31, 2023	35,862	39,705	133,299	208,866
Additions	34,639	34,232	2	68,873
Reversals	(16,494)	(12,361)	—	(28,855)
Interests	2,120	4,780	7,005	13,905
Payments	(13,980)	(5,623)	(9,985)	(29,588)
Balance as of June 30, 2024	42,147	60,733	130,321	233,201

	Civil	Labor	Tax	Total
Balance as of December 31, 2022	25,324	24,460	160,592	210,376
Additions	17,361	9,229	8,400	34,990
Reversals	(6,902)	(18,277)	(4,712)	(29,891)
Interests	2,121	1,929	9,849	13,899
Payments	(1,539)	(633)	(14,697)	(16,869)
Balance as of June 30, 2023	36,365	16,708	159,432	212,505

12.1.1.	Civil lawsuits

In general, provisions and contingencies arise from claims related to lawsuits of a similar nature, with individual amounts that are not considered significant. The nature of the civil litigations has been categorized according to the primary business fronts of the Group. Substantial provisions are specifically summarized in two of these business domains, namely (i) acquiring, totaling R$ 20,978 as of June 30, 2024 (R$ 18,556 as of December 31, 2023) and (ii) banking, totaling R$ 16,545 as of June 30, 2024 (R$ 12,559 as of December 31, 2023).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

12.1.2.	Labor claims

In the context of Labor Courts, the Group encounters recurrent lawsuits, primarily falling in two categories: (i) labor claims by former employees and (ii) labor claims brought forth by former employees of outsourced companies contracted by the Group. These claims commonly center around issues such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is asserted by the former employees at the commencement of the legal proceeding.

12.2.	Possible losses, not provided for in the statement of financial position

The Group is party to the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	June 30, 2024	December 31, 2023

Civil	57,564	50,762
Labor	6,432	2,179
Tax	86,926	181,163
Total	150,922	234,104

12.2.1.	Civil lawsuits

The Group is a party to several legal actions whose subjects are connected to its ordinary operations. In this regard, civil lawsuits have been categorized according to the Group’s primary business fronts, mainly: (i) acquiring, amounting to R$ 12,608 as of June 30, 2024 (R$ 9,239 as of December 31, 2023); and (ii) software, amounting to R$ 28,597 as of June 30, 2024 (R$ 28,412 as of December 31, 2023).

For the acquiring business, there is a noteworthy lawsuit filed by a business partner who was responsible for a portion of the acquisition and referral of commercial establishments. The amount considered as a possible loss is R$ 11,026 as of June 30, 2024 (R$ 10,706 as of December 31, 2023). For the software product line, there is significant indemnity lawsuit filed by an indirect supplier, for the utilization of a specific software provided by the partner, amounting to R$ 26,360 as of June 30, 2024 (R$ 25,596 as of December 31, 2023).

12.2.2 Tax litigations

Action for annulment of tax debits regarding the tax assessment issued by the state tax authorities on the understanding that the Group would have carried out lease of equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations would have the nature of services of telecommunications and therefore would be subject to state tax at the rate of 25% and a fine equivalent to 50% of the updated tax amount for failure to issue ancillary tax obligations. As of June 30, 2024, the updated amount recorded as a probable loss is R$ 29,395 (December 31, 2023 - R$ 27,937), and the amount of R$ 30,258 (December 31, 2023 - R$ 29,727) is considered as a possible loss (contingency arising from the acquisition of Linx).

During 2022 and 2023, the Group received tax assessment issued by a municipal tax authority relating to the allegedly insufficient payment of tax on services rendered. Considering a partial victory and reduction of the amounts being claimed, as of June 30, 2024 the updated amount of claims are R$ 35,805 (December 31,2023 – R$ 129,141). The cases are classified as possible loss.

12.3.	Judicial deposits

For certain contingencies, the Group has made judicial escrow deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

The amount of the judicial deposits as of June 30, 2024 is R$ 13,402 (December 31, 2023 - R$ 22,507), which are included in other assets in non-current assets. Regarding the reduction of the amounts, regarding the tax values, these are amounts deposited in court, which were converted in favor of the Public Treasury, resulting from active legal action which discussed the incidence of taxation on software operations.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Equity

13.1	Authorized capital

On June 30, 2024 and December 31, 2023, the Company’s issued capital totaled R$ 76 thousand. The Company has an authorized share capital of US Dollar 50 thousand, corresponding to 630,000,000 authorized shares with a par value of US Dollar 0.000079365 each. The Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

13.2.	Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Islands Law, the balance in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Islands Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

There were no changes in the number of shares during the six months ended June 30, 2024:

	Number of shares
	Class A	Class B	Total

Of December 31, 2023	295,498,750	18,748,770	314,247,520
Of June 30, 2024	295,498,750	18,748,770	314,247,520

13.3.	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

On September 21, 2023, the Company's Board of Directors approved a new program under which the Company may repurchase up to R$ 300,000 in outstanding Class A common shares ("New Repurchase Program"). The New Repurchase Program went into effect after the date of the resolution.

Following the New Repurchase Program concluded in early November 2023, on November 9, 2023 the amount of R$ 292,745 was used to repurchase shares. As a result, the Company's Board of Directors approved an additional share repurchase program. Under this program, the Company may repurchase up to R$ 1 billion in Class A common shares (“Additional Share Repurchase Program”).

As of December 31, 2023 the Company holds 5,311,421 Class A common shares in treasury. The main transactions involving treasury shares during the calendar year ended on December 31, 2023 were: (i) sale of 16,641 Class A common shares to Pagar.me, which were used for payment of contingent consideration related to acquisition of Trampolin, which originally occurred in August 2021; (ii) delivery of 824 shares in the context of the transaction completed with Vitta Group in May 2020; (iii) delivery of 132,607 shares to Linx founding shareholders, in accordance with the non-compete agreement signed; (iv) delivery of 375,531 shares due to vesting of RSUs awards; (v) transfer of 130,488 treasury shares due to the anti-dilutive mechanism of the IPO pool signed with the founders of the Company; and (vi) repurchase of 5,733,740 Class A shares for the amount of R$ 292,745.

In the six months ended of 2024, the movements in treasury shares correspond to (i) delivery of 132,606 shares to Linx founding shareholders, by the non-compete agreement signed; (ii) delivery of 510,835 shares due to vesting of RSUs awards; (iii) repurchase of 3,237,251 Class A shares for the amount of R$ 236,526.

As of June 30, 2024, the Company holds a balance of 7,905,231 Class A common shares in treasury.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

13.4. Other comprehensive income (OCI)

OCI represents the profit or loss not reported in the statement of profit and loss being separately presented in the financial statements. This includes Company transactions and operations that are not considered realized gains or losses. The table presents the accumulated balance of each category of OCI as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):

Exchange differences on translation of foreign operations	(38,932)	(41,266)
Accounts receivable from card issuers at fair value	(407,291)	(348,529)
Unrealized loss on cash flow hedge	(327,971)	(197,188)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):

Changes in fair value of equity instruments designated at fair value	291,623	254,353
Effects of hyperinflationary accounting	14,557	12,181
Total	(468,014)	(320,449)

14.	Earnings per share

Basic earnings per share is calculated by dividing net income for the period attributed to the controlling shareholders by the weighted average number of common shares outstanding during the period.

Diluted earnings per share considers the number of shares outstanding for the purposes of basic earnings plus (when dilutive) the number of potentially issuable shares.

All numbers of shares for the purpose of earnings per share are the weighted average during each period presented.

14.1.	Numerator of earnings per share

In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023

Net income attributable to controlling shareholders	869,095	532,008	496,114	305,369
Numerator of basic EPS	869,095	532,008	496,114	305,369

In determining the numerator of diluted EPS, earnings attributable to the Group is allocated as follows:

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023

Net income attributable to controlling shareholders	869,095	532,008	496,114	305,369
Numerator of diluted EPS	869,095	532,008	496,114	305,369

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

14.2.	Basic and Diluted earnings per share

The following table contains the EPS of the Group for the six and three months ended June 30, 2024 and 2023 (in thousands except share and per share amounts):

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023

Numerator of basic EPS	869,095	532,008	496,114	305,369

Weighted average number of outstanding shares	308,241,316	312,912,323	307,483,544	313,074,253
Weighted average number of contingently issuable shares with conditions satisfied	345,352	—	345,352	—
Denominator of basic EPS	308,586,668	312,912,323	307,828,896	313,074,253

Basic earnings per share - R$	2.82	1.70	1.61	0.98

Numerator of diluted EPS	869,095	532,008	496,114	305,369

Share-based instruments (a)	6,847,645	12,742,894	6,982,345	13,837,978
Denominator of basic EPS	308,586,668	312,912,323	307,828,896	313,074,253
Denominator of diluted EPS	315,434,313	325,655,217	314,811,241	326,912,231

Diluted earnings per share - R$	2.76	1.63	1.58	0.93

(a)	Including share-based compensation, contingent consideration and non-compete agreement with founders of Linx. Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments.

14.3.	Detail of potentially issuable common shares for purposes of Diluted EPS

The potentially issuable common shares consider the difference between the issuable shares under share-based instruments and the number of shares that potentially be purchased at the weighted average market price of the shares during the period with the amount of future compensation expense of those share-based instruments, as presented as follows:

	Six months ended June 30, 2024	Three months ended June 30, 2024

Shares issuable under share-based payment plans for which performance conditions have already been met	13,646,364	14,317,526
Total weighted average shares that could have been purchased: compensation expense to be recognized in future periods divided by the weighted average market price of Company’s shares	(7,064,854)	(7,601,316)
Other total weighted average shares potentially issuable for no additional consideration	266,135	266,135
Share-based instruments	6,847,645	6,982,345

15.	Revenue and income

15.1.	Timing of revenue recognition

Net revenue from transaction activities and other services and discount fees charged for the prepayment of accounts payable to client are recognized at a point in time, except for membership fees which are recognized over time as mentioned in Note 2.1. All other revenue and income are recognized over time.

The Group has recognized revenue to those membership fees in the amount of R$ 35,466 in the six months ended June 30, 2024 (June 30, 2023 - R$ 160,692).

During the six months ended June 30, 2024 the Group billed R$ 154,708 in membership fees (six months ended June 30, 2023 - R$ 160,692).

Net revenue from transaction activities and other services includes membership fee mentioned above and R$ 24,183 of registry business fee in the six months ended June 30, 2024 (R$ 41,039 in six months ended June 30, 2023).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

16.	Expenses by nature

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023

Personnel expenses	1,407,992	1,351,287	730,974	662,927
Transaction and client services costs (a)	726,287	578,430	372,116	290,770
Depreciation and amortization (Note 9.2)	441,559	434,182	224,224	221,688
Marketing expenses and sales commissions (b)	516,854	361,945	246,492	178,302
Third parties services	140,674	109,186	74,979	47,918
Other	174,002	133,567	53,926	56,235
Total expenses	3,407,368	2,968,597	1,702,711	1,457,840

(a)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services, allowance for expected credit losses and other costs.

(b)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

17. Financial expenses, net

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023

Finance cost of sale of receivables	1,298,491	1,585,564	625,689	870,853
Interest on bond (Note 5.6.1 e 5.7.1)	172,506	205,269	87,366	102,323
Other interest on loans and financing	284,544	145,924	167,991	62,501
Foreign exchange (gains) and losses	(10,074)	(13,442)	(7,107)	(3,574)
Other	2,132	74,168	(22,887)	41,741
Total	1,747,599	1,997,483	851,052	1,073,844

18.	Employee benefits

18.1.	Share-based payment plans

The Group has equity settled share-based payment instruments, under which management grants shares to employees and non-employees depending on the strategy of the Group. The following table outlines the key share-based awards movements - in number of shares - as of June 30, 2024 and December 31, 2023.

	Equity
	RSU	PSU	Options	Total

Balance as of December 31, 2023	12,429,557	8,305,048	45,159	20,779,764
Granted	2,775,617	194,019	—	2,969,636
Cancelled	(1,198,489)	(3,328,367)	—	(4,526,856)
Delivered	(655,860)	—	—	(655,860)
Balance as of June 30, 2024	13,350,825	5,170,700	45,159	18,566,684

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

18.1.1.	Restricted share units ("RSU")

RSUs have been granted to certain key employees under the Long-Term Incentive Plan (“LTIP”) to incentivize and reward such individuals. These awards are equity-classified for accounting purposes and may be granted as part of the annual equity bonus and also as special recognition equity awards with a weighted average vesting period of 2.9 years, subject to and conditioned upon the achievement of certain targets which are generally solely service conditions. Assuming these conditions are met, awards are settled through Class A common shares. If the applicable conditions are not achieved, the awards are forfeited for no consideration.

In the second quarter of 2024, the Company granted 406,457 RSU’s with an average grant-date fair value of R$ 81.32, which were determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date. Moreover, 587,291 RSUs vested in the first quarter, resulting in a delivery through treasury shares of 402,652 shares net of withholding taxes.

In the six months ended June 30, 2024, the Company granted 2,775,617 RSU’s with an average grant-date fair value of R$ 81.69, which were determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date. Moreover, 655,860 RSUs vested in the first semester, resulting in a delivery through treasury shares of 466,341 shares net of withholding taxes.

On June 30, 2024, 923 vested RSUs were pending settlement by issuance of shares.

18.1.2.	Performance share units ("PSU")

PSUs are equity classified for accounting purposes and the vast majority have been granted as part of special recognition equity awards with a weighted average vesting period of 2.7 years. PSU grants beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) for a specific period. If the minimum performance condition is not met the PSUs will not be delivered.

The fair value of the instruments is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related expense is recognized over the vesting period. The performance condition is considered for estimating the grant-date fair value and of the number of PSUs expected to be issued, based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.

In the second quarter of 2024, the Company granted 69,599 new PSUs with an average grant-date fair value of R$ 10.31. The grant-date fair value was determined based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.

In the six months ended June 30, 2024, the Company granted 194,019 new PSUs with an average grant-date fair value of R$ 11.11. The grant-date fair value was determined based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. For the grants mentioned above, the main two inputs to the model were: (i) Risk–free interest rate between of 3.54% and 4.90% according to 3-month LIBOR/SOFR forward curve for 3 and 5 years period, and (ii) annual volatility between 73.23% and 75.12%, based on the Company’s historical stock price.

18.1.3.	Options

The Group has granted awards as stock options, of which the exercise date will be between 3 and 10 years with a fair value estimated at the grant date based on the Black-Scholes-Merton pricing model. On June 30, 2024, 14,592 (14,592 for the six months ended June 30, 2023) stock options were exercisable.

18.1.4 Share-based payment expenses

During the six months ended June 30,2024, a net reversal of R$ 40,461 was recognized as Other income (expenses), net due to events such as the forfeiture of 3,833,527 shares because of failure to satisfy service vesting condition.

The total expense related to share-based plans, including taxes and social charges, recognized as Other income (expenses), net for the programs was R$ 90,156 for the six months and R$ 64,373 for three months ended June 30, 2024 (R$ 120,525 for the six months and R$ 50,407 for three months ended June 30, 2023).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

19.	Other disclosures on cash flows

19.1.	Non-cash operating activities

	Six months ended June 30,
	2024	2023

Fair value adjustment on loans designated at FVPL	—	(124,571)
Adjustment on FIDC obligations designated for fair value hedge (Note 5.6.1)	202,716	—
Fair value adjustment on equity securities designated at FVPL	3,912	30,574
Fair value adjustment in financial instruments designated at FVPL	206,628	(93,997)

Changes in the fair value of accounts receivable from card issuers at FVOCI	89,126	(139,846)
Fair value adjustment on equity instruments/listed securities designated at FVOCI (Note 5.1)	1,623	(1,141)

19.2.	Non-cash investing activities

	Six months ended June 30,
	2024	2023

Property and equipment and intangible assets acquired through lease (Note 9.1 and 10.1)	38,279	58,610

19.3.	Non-cash financing activities

	Six months ended June 30,
	2024	2023

Unpaid consideration for acquisition of non-controlling shares	653	990

19.4	Breakdown of interest income received, net of costs

	Six months ended June 30,
	2024	2023

Interest income received on accounts payable to clients	3,337,422	2,731,221
Finance cost of sale of receivables on Accounts receivable from card issuers (Note 17)	(1,298,491)	(1,585,564)
Interest income received, net of costs	2,038,931	1,145,657

19.5.	Property and equipment, and intangible assets

	Six months ended June 30,
	2024	2023

Additions of property and equipment (Note 9.1)	(407,257)	(395,593)
Additions of right of use (IFRS 16) (Note 9.1)	37,490	26,061
Payments from previous period	(65,348)	(176,835)
Purchases not paid at period end	44,203	10,100
Prepaid purchases of POS	—	(244)
Purchases of property and equipment	(390,912)	(536,511)

Additions of intangible assets (Note 10.1)	(252,247)	(238,744)
Additions of right of use (IFRS 16) (Note 10.1)	789	32,549
Payments from previous period	(14,117)	(6,593)
Purchases not paid at period end	5,230	716
Purchases and development of intangible assets	(260,345)	(212,072)

Net book value of disposed assets (Notes 9.1 and 10.1)	92,762	69,081
Net book value of disposed leases (Note 5.6.1)	(5,560)	(23,243)
Gain (loss) on disposal of property and equipment and intangible assets	(14,317)	(45,065)
Disposal of Pinpag property, equipment and intangible assets	(59,176)	—
Disposal of Cappta property, equipment and intangible assets, including goodwill	—	1,767
Outstanding balance	(9,493)	(2,295)
Proceeds from disposal of property and equipment and intangible assets	4,216	245

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Business combination

20.1	Trinks acquisition

On May 2, 2024, after buying shares from selling shareholders the Group obtained the control of Trinks with a 100% equity interest. Trinks was previously an associate and accounted for under the equity method. The Group previously held an equity interest of 19.9% in Trinks which was acquired on November 25, 2019. Trinks is an unlisted company based in the State of Rio de Janeiro, Brazil, that develops an integrated solution of management, focused mainly on the beauty service segment.

20.1.1. Financial position of business acquired

The allocation of assets acquired and liabilities assumed in the business combinations mentioned above are presented below. Identification and measurement of assets acquired, liabilities assumed, consideration transferred and goodwill are preliminary.

Fair value	Trinks

Cash and cash equivalents	991
Short-term investments	1,788
Trade accounts receivable	1,379
Recoverable taxes	158
Property and equipment	438
Other assets	243
Total assets	4,997

Accounts payable to clients	187
Labor and social security liabilities	1,840
Taxes payable	252
Total liabilities	2,279

Net assets and liabilities (a)	2,718
Consideration paid (Note 20.1.2)	50,159
Goodwill	47,441

(a) The net assets are based on the financial position of business acquired and the fair value amount and purchase price allocation are still being evaluated by the Group.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

20.1.2 Consideration paid

The fair value of the consideration transferred on the business combination were as follows:

Trinks

Cash consideration paid to the selling shareholders	10,045
Cash consideration to be paid to the selling shareholders	30,135
Previously held equity interest in the acquiree, at fair value (a)	9,979
Total (b)	50,159

(a) Refers to the interest in Trinks' shares previously held by the Group. As a result of the step acquisition,the Group recognized a gain of R$ 5,657 for the remeasurement of the previously held 19.9% interest in Trinks to fair value, of R$ 9,979, compared to its carrying amount, of R$ 4,322.

(b) In addition to the items presented in the table, the measurement of contingent consideration on the acquisition of Trinks is still in the process of being estimated. The amount will be paid to the selling shareholders in 2025 and 2027. The payment of the contingent consideration shall be conditioned upon the achievement of certain financial and operational goals.

21.	Segment information

In line with the strategy and organizational structure of the Group, the Group is presenting two reportable segments, namely “Financial Services” and “Software” and certain non-allocated activities:

•          Financial services: Comprised of our financial services solutions which includes mainly payments solutions, digital banking, credit, insurance solutions as well as the registry business.

•          Software: Composed of our Strategic Verticals (Retail, Gas Stations, Food and Drugstores), Enterprise and Other Verticals. The Software segment includes the following solutions: POS/ERP, TEF and QR Code gateways, reconciliation, CRM, OMS, e-commerce platform, engagement tool, ads solution, and marketplace hub.

•          Non allocated activities: Comprised of non-strategic businesses, including results on disposal / discontinuation of non-core businesses.

The Group used and continues to use Adjusted net income (loss) as the measure reported to the CODM about the performance of each segment.

21.1.	Statement of profit or loss by segment

	Six months ended June 30, 2024			Three months ended June 30, 2024
	Financial Services	Software	Non allocated	Financial Services	Software	Non allocated

Total revenue and income	5,532,556	752,734	5,494	2,822,209	383,664	—

Cost of services	(1,322,529)	(328,755)	(16)	(674,958)	(166,416)	—
Administrative expenses	(326,403)	(138,280)	(2,561)	(167,506)	(67,704)	—
Selling expenses	(885,064)	(168,387)	(1,154)	(438,040)	(86,889)	(1)
Financial expenses, net	(1,716,656)	(22,040)	(74)	(838,527)	(11,002)	—
Other income (expenses), net	(145,573)	(13,408)	—	(95,418)	(6,834)	—
Total adjusted expenses	(4,396,225)	(670,870)	(3,805)	(2,214,449)	(338,845)	(1)

Gain on investment in associates	—	(103)	(10)	—	(223)	(201)
Adjusted profit before income taxes	1,136,331	81,761	1,679	607,760	44,596	(202)

Income taxes and social contributions	(261,681)	(10,089)	(428)	(154,413)	(597)	—
Adjusted net income for the period	874,650	71,672	1,251	453,347	43,999	(202)

	Six months ended June 30, 2023			Three months ended June 30, 2023
	Financial Services	Software	Non allocated	Financial Services	Software	Non allocated

Total revenue and income	4,887,149	741,088	38,202	2,551,223	382,870	20,690

Cost of services	(1,075,255)	(328,973)	(2,351)	(519,983)	(164,777)	(543)
Administrative expenses	(351,323)	(162,979)	(17,251)	(180,393)	(79,521)	(9,187)
Selling expenses	(639,103)	(148,344)	(14,372)	(324,276)	(79,392)	(8,223)
Financial expenses, net	(1,942,837)	(25,252)	(459)	(1,047,819)	(11,621)	(223)
Other income (expenses), net	(171,473)	(13,629)	41	(78,846)	(2,618)	479
Total adjusted expenses	(4,179,991)	(679,177)	(34,392)	(2,151,317)	(337,929)	(17,697)

Gain (loss) on investment in associates	(2,991)	419	724	(1,718)	526	367
Adjusted profit before income taxes	704,167	62,330	4,534	398,188	45,467	3,360

Income taxes and social contributions	(197,602)	(14,871)	34	(118,521)	(6,494)	(5)
Adjusted net income for the period	506,565	47,459	4,568	279,667	38,973	3,355

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

June 30, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

21.2.	Reconciliation of segment adjusted net income for the period with net income in the consolidated financial statements

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023

Adjusted net income – Financial Services	874,650	506,565	453,347	279,667
Adjusted net income – Software	71,672	47,459	43,999	38,973
Adjusted net income – Non allocated	1,251	4,568	(202)	3,355
Adjusted net income	947,573	558,592	497,144	321,995

Adjustments from adjusted net income to consolidated net income (loss)
Mark-to-market from the investment in Banco Inter	—	30,574	—	—
Amortization of fair value adjustment (a)	(25,693)	(69,393)	(13,405)	(35,720)
Other income (loss)(b)	(58,375)	(3,126)	12,936	10,978
Tax effect on adjustments	8,391	16,254	1,626	9,958
Consolidated net income	871,896	532,901	498,301	307,211

(a)	Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(b)	Consists of the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions, reversal of litigation of Linx and divestment of assets and loss of control subsidiaries.

22.	Subsequent events

Expiration and public offering results

On July 31, 2024, StoneCo Ltd. concluded the tender offer for its outstanding 3.95% senior notes due 2028, the offer to purchase and consent solicitation dated July 1, 2024. The principal amount of outstanding debt was US$500,000, the aggregate amount tendered was US$294,558 and the percentage of the aggregate principal amount outstanding repurchased was 58.91%.

Repurchase shares

During the month of July, the Company repurchased 9,670,688 Class A shares for a total consideration of R$ 724,227.